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                             December 6, 2021

       Stan Vashovsky
       Chief Executive Officer
       DocGo Inc.
       35 West 35th Street, Floor 6
       New York, NY 10001

                                                        Re: DocGo Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-261363

       Dear Mr. Vashovsky:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 24, 2021

       General

   1. It appears that you are seeking to register the issuance of shares of common stock underlying 2,533,333
warrants issued to investors in a private placement in connection with the closing of the
initial public offering of Motion Acquisition Corp. Please provide your analysis as to why
you believe you are eligible to register the issuance of the underlying common
shares to private placement purchasers as these shares appear to have been offered privately.
Alternatively, please revise your registration fee table and prospectus to indicate
that the registration statement does not cover the offer and sale of these underlying
securities. For guidance, refer to Securities Act Sections Compliance and Disclosure
Interpretations 103.04 and 239.15.
 Stan Vashovsky
DocGo Inc.
December 6, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                           Sincerely,
FirstName LastNameStan Vashovsky
                                                           Division of
Corporation Finance
Comapany NameDocGo Inc.
                                                           Office of Energy &
Transportation
December 6, 2021 Page 2
cc:       Evan D   Amico
FirstName LastName